UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                          For the transition period from   ____________  to  ____________

Commission file number 1-7297

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Birdsall, Inc. Retirement Savings Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Birdsall, Inc.
Retirement Savings Plan
(Employer Identification
No. 59-0715051 Plan No. 3)

Financial Statements as of and for the Years Ended December 31, 2008 and 2007,
Supplemental Schedule Required for Form 5500  as of December 31, 2008,
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Birdsall, Inc.
Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 19, 2009

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments in Trust — at fair value	$54,228,368	$63,855,218

Receivables:
Employer contributions	417,874	437,448
Participant contributions	31,219	21,988

	449,093	459,436

Total assets	54,677,461	64,314,654

LIABILITIES — Operating payables	5,460	5,676

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	54,672,001	64,308,978

Adjustment from fair value to contract value for fully benefit-responsive investments	301,081	(147,448)

NET ASSETS AVAILABLE FOR BENEFITS	$54,973,082	$64,161,530

See notes to financial statements.

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Year ended December 31
	2008	2007
INVESTMENT ACTIVITIES:
Interest on participant loans	$109,911	$106,128
Dividends on Nicor Inc. common stock	205,689	187,990
Net change in market value of Nicor Inc. common stock	(693,533)	(413,424)
Distributions from common/collective trust	879,903	826,357
Distributions from registered investment companies	1,064,136	1,468,493
Net investment (loss)/gain from registered investment companies:
Vanguard 500 Index Fund Investor Shares	(5,745,747)	529,735
Vanguard Balanced Index Investment Fund	(1,967,152)	234,361
Other registered investment companies	(4,921,888)	183,184
Other	1,197	-
Net (decrease) increase in Plan assets from investment activities	(11,067,484)	3,122,824

CONTRIBUTIONS:
Participant	3,390,165	3,288,890
Employer	1,982,046	1,963,559
	5,372,211	5,252,449

DEDUCTIONS:
Benefits paid to participants	3,403,467	4,558,704
Administrative expenses	89,708	92,565
	3,493,175	4,651,269

NET (DECREASE) INCREASE	(9,188,448)	3,724,004

NET ASSETS AVAILABLE FOR BENEFITS - at beginning of year	64,161,530	60,437,526

NET ASSETS AVAILABLE FOR BENEFITS - at end of year	$54,973,082	$64,161,530

See notes to financial statements.

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan — The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Tropical Shipping USA, LLC, and employees of certain affiliated companies (collectively referred to as the “Company”). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the “Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration — Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions — Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. The Company also contributes annual discretionary profit sharing awards, based on Company performance and allocated equally to eligible participants, which totaled $400,757 and $425,518 for the years ended December 31, 2008 and 2007, respectively. The Plan also accepts certain rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions, and account balances into various investment options offered by the Plan. To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a default investment fund.

Investments — The Plan’s investment options currently include the Nicor Stock Fund, 20 mutual funds, and the Vanguard Retirement Savings Trust (“VRST”), a fully benefit-responsive common/collective trust fund.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions, and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans — Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account. The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent. The interest rate remains fixed over the life of the loan.

Vesting and Forfeitures — The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated. If the participant is reemployed within five years by the Company or an affiliate, forfeited contributions are restored to the participant’s account. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2008 and 2007, the application of forfeitures reduced the Company’s contributions by $36,941 and $84,087, respectively. At December 31, 2008 and 2007, the Plan had $44,638 and $26,099, respectively, of forfeitures available for application against future Company contributions.

Payment of Benefits — On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½ , receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period. For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½  if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account. Benefit payments to participants are recorded and distributed on the earliest practical date.

Suspensions and Withdrawals — A participant may suspend contributions and will not cease to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The vested portion of the Company’s matching contributions and earnings thereon will not be distributed prior to termination of employment.

Plan Termination — The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provision of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.	ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Nicor Inc. (the Company's ultimate parent) common stock, mutual funds, and a common/collective trust.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement — Effective January 1, 2008, the plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements.  This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements. The effect of adopting SFAS No. 157 was not material to Plan’s net assets available for benefits or changes therein. Required disclosures under SFAS No. 157 are presented in Note 3 - Investments.

Income Recognition — Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net increase (decrease) in Plan net assets includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Valuation — The Plan states its investments at fair value.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investments from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are on a contract value basis.  The fair values of the respective investments of the Trust are determined as noted in Note 3 – Investments.

The difference between valuation of fully benefit-responsive investments at contract value and fair value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The average yield for this fund was 4.3 percent and 4.5 percent for the years ended December 31, 2008 and 2007, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder, and certain VRST amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the VRST that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

3.	INVESTMENTS

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2008	2007

Vanguard 500 Index Fund Investor Shares	$9,119,144	$15,326,419
Vanguard Balanced Index Investment Fund	5,621,483	8,163,505
Nicor Inc. common stock	3,869,240	4,882,015
VRST*	23,331,363	19,339,599

*	The investments values above for the VRST are stated at contract value. At December 31, 2008 and 2007, the fair values of the VRST investments are $23,030,282 and $19,487,047 respectively.

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

	Trust Assets
	Fair Value Measurements at December 31, 2008
	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust	$-	$23,030,282	$-	$23,030,282
Nicor Inc. common stock	3,869,240	-	-	3,869,240
Registered investment companies	25,793,069	-	-	25,793,069
Loans to participants	-	1,535,777	-	1,535,777
Total	$29,662,309	$24,566,059	$-	$54,228,368

The common/collective trust, or VRST, invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices, and 3) the value of wrap contracts, if any.  The overall fair value of the common/collective trust is based on certain observable inputs and is classified within Level 2.

Shares of Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange Composite Tape and are classified within Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Trust at year-end and are classified within Level 1.

Loans to participants are valued at the total outstanding loan balance, which approximates fair value.  Participant loan balances are secured by the amount in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The term of the loan can range from six months to five years.  The overall fair value of the participant loans is based on certain observable inputs and is classified within Level 2.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective investment trust fund managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2008 and 2007, the Plan held 111,220 and 115,144 shares, respectively, of common stock of Nicor Inc. with a cost basis of $4,226,638 and $4,413,580, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $205,689 and $187,990, respectively.

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 10, 2009, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  Plan management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	Identity of Issue, Borrower
	or Similar Party	Description of Investment	Current Value

(A)	Nicor Inc.	Common stock at $2.50 par value	$3,869,240
(A)	Participant notes receivable	Participant loans earning interest from
		4.25%–9.50%, maturing from 2009 to 2014	1,535,777
	AIM Constellation Fund, A Shares	Registered investment company	55,257
	AIM Dynamics Fund	Registered investment company	111,919
	American Century Int’l Growth	Registered investment company	1,012,950
	American Century Equity Growth	Registered investment company	114,243
	Columbia Acorn Int’l Fund	Registered investment company	32,891
	Columbia Acorn USA Fund	Registered investment company	662,068
	Davis New York Venture	Registered investment company	815,471
	Fidelity Blue Chip Growth Fund	Registered investment company	138,750
	Janus Investment Fund	Registered investment company	183,293
	Managers Special Equity Fund	Registered investment company	1,116,448
(A)	Vanguard 500 Index Inv Fund	Registered investment company	9,119,144
(A)	Vanguard Asset Allocation Fund	Registered investment company	218,251
(A)	Vanguard Balanced Index Fund	Registered investment company	5,621,483
(A)	Vanguard Devel Mkts Index Fund	Registered investment company	960,317
(A)	Vanguard GNMA Investors Shares	Registered investment company	385,634
(A)	Vanguard Growth Equity Fund	Registered investment company	499,705
(A)	Vanguard Growth Index Inv	Registered investment company	104,434
(A)	Vanguard LT Treasury Inv	Registered investment company	1,677,684
(A)	Vanguard PRIMECAP Fund	Registered investment company	686,467
(A)	Vanguard Total Bond Market Ind	Registered investment company	2,276,660
(A)	Vanguard Retirement Savings Trust	Common/collective trust	23,331,363

	TOTAL		$54,529,449

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Birdsall, Inc. Retirement Savings Plan

Date	June 19, 2009	/s/ ROBERT MARK CHAPMAN
Robert Mark Chapman
Vice President,
Birdsall, Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm – Birdsall, Inc. Retirement Savings Plan